Exhibit 99.5

Annual General Meeting Interim Management Statement 29th January 2008

Ahead of the Annual General Meeting to be held later today, Imperial Tobacco Group PLC (Imperial Tobacco) is publishing its first Interim Management Statement:

Trading Summary

The overall anticipated trading performance of Imperial Tobacco (excluding Altadis) for the financial year to 30 September 2008 remains in line with our expectations.  We anticipate providing further financial information on the enlarged Imperial Tobacco Group ahead of the close period for our interim results for the six months to 31 March 2008.

Commenting, Gareth Davis, Chief Executive, will say:

“2007 was another record year for Imperial Tobacco with growth in cigarette volumes, cigarette market share gains and excellent performances from our key brands. In the first quarter of 2008 many of these positive trends continued with further growth in earnings, cigarette volumes and share gains in many markets.”

“I was delighted to announce the completion of the acquisition of Altadis last week and look forward to making the most of the many new opportunities that now lie ahead for our business. I am confident that the combined talents of our employees, our extended geographic reach and our broad multi-product portfolio will significantly strengthen our competitive position and create sustainable value for our shareholders.”

Altadis Update

On 25 January 2008 Imperial Tobacco announced the successful completion of its takeover offer for Altadis S.A. (Altadis).  The acquisition of Altadis will be financed through new bank facilities and an underwritten rights issue, which we currently estimate will be no more than £5 billion, to be completed by 18 July 2008.  The actual size of the rights issue will be dependent upon a number of factors. We remain committed to sizing the rights issue at the minimum level required to maintain an investment grade credit rating.

On 25 January 2008 Imperial Tobacco also announced its intention to file a takeover offer for all of the shares in Compañía de Distribución Integral Logista S.A. (Logista) not already owned by Altadis within three months of the date on which Imperial Tobacco acquired control of Altadis.  Altadis currently owns approximately 59.62 per cent of the shares of Logista.  Such an offer will be unconditional and at a price of €52.50 per Logista share.  This values the offer for the Logista shares not already owned by Altadis at approximately €910 million (excluding treasury shares).

The purchase of all of the minority shares in Logista will not significantly influence the size of the rights issue and we currently estimate that it could increase by around £200 million when compared to selling down all of Altadis’ holding of 59.62 per cent of the entire issued share capital of Logista.

The first quarter highlights are set out below.

UK

In the UK, our portfolio of leading brands started the financial year positively.

We estimate that the total UK cigarette market fell 4 per cent to 47.0 billion in the year to December partly reflecting the public smoking bans implemented in 2007.

Despite increased competitor activity in the first quarter, our annual average market share for cigarette was stable at 46.4 per cent with good performances from Windsor Blue and the King Size variants of Lambert & Butler and Richmond.  Earlier this month we increased the recommended retail price of a pack of 20 cigarettes by an average of 11 pence across our portfolio. Our fine cut tobacco share was 63.1 per cent in the year to December (September 2007: 63.6 per cent). Gold Leaf, launched in June last year in the value segment, continued to build on its positive momentum with a December spot share of 1.9 per cent. (September 2007 1.6 per cent).

Germany

In Germany, we grew our shares in both cigarette and other tobacco products.

We estimate that the overall tobacco market in the year to December was down 6 per cent to 126 billion cigarette equivalents. This continues to reflect the cessation of the Singles product in April 2006 along with the impact of successive tax increases on cross—border flows into Germany.

Against this backdrop our cigarette share grew to an annual average of 21.4 per cent in December (September 2007: 21.3 per cent) with ongoing strong growth from JPS. West continued to be impacted by downtrading.  In October, we launched Route 66 cigarettes to complement our existing portfolio and take advantage of the continued growth in the value segment. We increased our recommended retail price by €0.10 on our Big Boxes of 24 cigarettes for West and Peter Stuyvesant in October. In December, we also increased recommended retail prices of the 100mm variants of West, Peter Stuyvesant and R1 by €0.20 per pack.  Our market share of other tobacco products was up to 19.6 per cent (September 2007: 19.1 per cent) as our share of the Single Tobacco make your own segment continued to grow.

Rest of Western Europe

In our Rest of Western Europe region we delivered cigarette share gains in most of our markets.   The pricing environment in the region continued to improve with recent price increases in Spain and Italy.

JPS strengthened its position across the region, most notably in the Netherlands and France where it lifted overall annual average shares to 10.8 per cent (September 2007: 10.6 per cent) and 4.1 per cent (September 2007: 4.0 per cent) respectively.  Davidoff continued to grow in many markets, with regional volumes up 20 per cent. Although the regional fine cut tobacco market remains extremely competitive, our value initiatives Zilver and Evergreen continue to perform well in The Netherlands with our annual average share up to 51.7 per cent in December (September 2007: 51.1 per cent). However, our overall regional fine cut tobacco performance has been impacted by declines in travel retail volumes.

USA

In the USA, we continue to be pleased with the performance of the Commonwealth brand portfolio. We also introduced some of our own products in a number of states and we anticipate that the launch profile will accelerate as the year progresses.

In November, we were pleased to receive confirmation that our application to join the Master Settlement Agreement as a Subsequent Participating Manufacturer had been approved.  We expect the registration process for the relevant Imperial Tobacco brands to be completed in the next few months, slightly later than originally expected. We launched our new fine cut tobacco brand Premier in a number of States. Complementing this, we re-designed and re-launched Bali Shag and McClintock, the fine cut tobacco brands we acquired from Peter Stokkebye in July 2007.  In October, we implemented a trade price increase of $0.70 per carton across our cigarette portfolio.

Rest of the World

In the Rest of the World region, our cigarette volumes and shares continued to grow in many markets.

We had good performances in Eastern Europe where Classic performed well in Ukraine and West helped to grow our share in Turkey. In Czech Republic, brand highlights were Moon and Davidoff and in Africa sales volumes improved across the majority of Western and Central African markets with Excellence doing well in Senegal and Burkina Faso.  In Taiwan trading conditions were challenging with increased competition and downtrading and, in common with other premium brands, Davidoff was under pressure.   However, in the growing value segment, we built on the West franchise with the launch of West 100s.

In December 2007 we further expanded our Scandinavian operations with the acquisition of the trademark rights to the Norwegian fine cut tobacco brands Eventyr, Bristol and Asbjörnsens Original from the tobacco company Asbjörnsen Tobaksfabrik. These three premium brands have a combined share of around 6 per cent of the Norwegian fine cut tobacco market. The consideration was insignificant in the context of Imperial Tobacco Group.

Manufacturing

Group productivity continues to improve through our constant focus on costs and with the benefit of volume growth.

Following the installation of new machinery in Volgograd and Kiev in 2007, we increased production capacity to meet growing demand, including for our Slims and Superslims brand variants.

Construction of our new factory in Taiwan continues with the commencement of production expected by the end of September 2008.

Enquiries

John Nelson-Smith	Tel:+44 (0) 117 933 7032
(Investor Relations Manager)

Nicola Tate	Tel:+44 (0) 117 933 7082
(Investor Relations Manager)

Alex Parsons
(Head of Corporate Communications)	Tel:+44 (0) 117 933 7241

Simon Evans	Tel:+44 (0) 117 933 7375
(Group Press Officer)